Investor Briefing
January 29, 2003
Fourth Quarter 2002
(Unaudited) This supplement to the press release announcing BCE's Quarterly Results is intended to provide, on a timely basis, information of interest to the investment community.

BCE's consolidated Financial Statements for the fourth quarter of 2002 are available on BCE's website at www.bce.ca. This material is presented for information only, and should not be construed as a solicitation to invest in any securities of BCE Inc.

For further information,
please contact:
Isabelle Morin, Director
(514) 786-3845 i.morin@bell.ca George Walker, Director (514) 870-2488 george.walker@bell.ca

BCE Reports Fourth Quarter Results
Quarter marked by continuing productivity gains and growth in wireless, DSL and satellite TV customers. EPS was $0.44 before the gain on the sale of the directories business and other non-recurring items.

 o Operating revenues for the quarter totaled $5.2 billion, up 1.2% compared to the same period last year, reflecting solid growth in Bell's wireless and satellite TV service revenues which increased 16% and 32% respectively. Data revenue, meanwhile, grew 6% given the softness in the enterprise and wholesale markets.
 o The increase in operating revenues was negatively impacted by regulatory decisions, as well as the sale of Bell's directories business in late November. Absent these items, operating revenues would have grown 4.7% in the quarter.
 o BCE's EBITDA1 of $1.9 billion increased 5%, compared to the same period last year, driven primarily by productivity gains of approximately $140 million in the quarter. Bell's EBITDA margin improved by 1.9 percentage points to 39.5%, contributing to a consolidated BCE margin of 37%.
 o Consolidated net earnings applicable to common shares of $1,736 million or $1.92 per common share compares with a loss of $0.37 last year. Earnings for the quarter included a net gain of $1,826 million resulting from the sale of Bell's directories business and $505 million of tax benefits and adjustments arising from the sale of Teleglobe. These were offset by after-tax restructuring and other charges of $251 million relating primarily to Bell's streamlining efforts, a $530 million goodwill impairment charge relating to Bell Globemedia and Aliant's investment in Xwave and a $209 million writedown of various venture and portfolio investments. Excluding these items, net earnings applicable to common shares was $0.44 per share, slightly above guidance.

 1 EBITDA is defined as operating revenues less operating expenses and therefore reflects earnings before interest, taxes, depreciation and amortization, as well as any non-recurring items. BCE uses EBITDA, amongst other measures, to assess the operating performance of its ongoing businesses. The term "EBITDA" does not have a standardized meaning prescribed by Canadian GAAP or U.S. GAAP and therefore may not be comparable to similarly titled measures presented by other publicly traded companies. EBITDA should not be construed as the equivalent of net cash flows from operating activities.

    Certain sections of this document contain forward-looking statements with respect to BCE and its subsidiaries. These forward-looking statements, are based on assumptions and, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Factors which could cause actual results or events to differ materially from current expectations are discussed on page 23 under "CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS".


January 29, 2003
Fourth Quarter 2002
(Unaudited)

This supplement to the press release announcing BCE's Quarterly Results is intended to provide, on a timely basis, information of interest to the investment community.

BCE's consolidated Financial Statements for the fourth quarter of 2002 are available on BCE's website at www.bce.ca.

This material is presented for information only, and should not be construed as a solicitation to invest in any securities of BCE Inc.

For further information,
please contact:
Isabelle Morin, Director
(514) 786-3845 i.morin@bell.ca George Walker, Director (514) 870-2488 george.walker@bell.ca

Wireless Growth

Continued profitable growth with 90% of net additions on post-paid rate plans

Growth
 o Wireless service revenues were $570 million for the quarter, up 16% from a year ago driven by subscriber growth of 13.5%, and strong post-paid wins.
 o Net activations of 218,000 for the quarter brought the total subscriber base to 3,919,000. Including paging subscribers, BCE now serves 4,558,000 wireless customers.
 o The 196,000 post-paid customers added this quarter were the highest achieved in any quarter in BCE's history. At December 31, 2002, 75% of cellular and PCS subscribers were on post-paid rate plans, up from 72% at the end of Q4 2001.
 o The strong performance in customer gains reflects the introduction of BCE's Simple Rate Plans which reduced the number of rate plan offerings and focused customers to fewer base plans. Combined with an attractive hardware line-up and contract incentives, this led to 70% of gross activations signing 24 month contracts, compared to around 45% for the same period last year.
 o BCE ended the year with a 67% digital subscriber base, up from 62% in the third quarter and 52% at the end of 2001. Average revenue per unit (ARPU)
 o Total ARPU of $47 and post-paid ARPU of $60 both increased by more than $1 compared to Q4 2001, reflecting BCE's focus on profitable growth. The increase resulted primarily from a higher post-paid mix of subscribers, revenues from value added services such as call display and message centre, as well as the increase in system access fees. Prepaid ARPU, however, was down $2 from Q4 2001 due mainly to repricing of off-peak rates.

Industry Leading Churn
 o BCE had industry leading churn of 1.7%, consistent with last year and Q3 2002. While prepaid churn was up from last year, post-paid churn of 1.4% declined both on a sequential basis and compared to fourth quarter of 2001. Customer-initiated churn continued to remain at a historically low level, demonstrating the strength of the Bell brand and a commitment to providing superior customer service.

Wireless data
 o Mobile browser hits reached 99 million in the fourth quarter, up 14% from Q3 2002. Mobile data users grew 9% over the third quarter to 1.4 million.
 o 1xRTT capability was further expanded in Ontario and Quebec to reach 80% of the population by year end.
 o On January 23, the Canadian and U.S. wireless industry associations announced the introduction of new cross-border inter-carrier text messaging services which will enable wireless customers to exchange text messages between U.S. national wireless service providers and the major Canadian wireless service providers.

Western Expansion
 o Enhancing its presence in the Western market, in December 2002 Bell Mobility opened a new Call Centre and Network Switching and Operations Facility in Vancouver to monitor its 1x network 24 hours a day.
 o In November, Bell Mobility expanded the October 2001 digital roaming and resale reciprocal agreement with Telus Mobility to include 1x services to rural Alberta and B.C.

Data Growth
Data
Data growth continues to reflect soft demand

 o Bell Canada data revenues for the fourth quarter were $1,035 million, an increase of 5.7% over Q4 2001. Annual data growth of 8% fell within the October 7th revised data revenue growth guidance of 6% - 10%.

 o Wholesale and enterprise data demand continues to be soft. Enterprise customers continue to minimize investment, choosing instead to utilise existing capacity rather than expanding. MNS, however, has performed well, ending the year with over 20% growth.

 o In 2003, data revenues are anticipated to grow in the 3% - 7% range, reflecting the growth seen in the second half of 2002.

 DSL

Sympatico DSL posts solid fourth quarter growth

 o The overall DSL subscriber base grew by 108,000 this quarter to reach 1,110,000, an 11% increase over Q3 2002, and a 47% increase over last year. Of the 108,000 net adds for the quarter, 80,000 related to consumer DSL services, 12,000 business and 16,000 wholesale.

 o Consumer DSL growth at the beginning of the quarter continued to reflect the trend experienced in Q3 with solid Sympatico DSL Basic (Basic) additions. Basic continued to be popular, primarily with Sympatico dial-up customers wishing to upgrade to a higher speed offering and, to a lesser degree, as a lower speed alternative for Sympatico High Speed Edition
     (SHSE) customers. In both cases, the availability of Basic prevented customer losses and decreased overall DSL churn. During the quarter, the product offerings were fine tuned leading to a pick-up in SHSE sales toward the end of the quarter. For the quarter, net additions for Basic totalled 72,000.

 o Fine tuning of the offerings continues in order to ensure balanced growth of Basic, SHSE and Ultra products in an evolving high speed internet access marketplace. On January 3rd, 2003, a $5.00/month price increase was implemented for all new Basic customers in Ontario and Quebec, increasing the monthly charge to $29.95.

 o During the quarter, Bell Canada added 30,000 new subscriptions of its Sympatico value-added services such as Desktop Anti-virus, Desktop Firewall and MusicMatch.ca for an end-of-period total count of 85,000.

 o Average self-installation rates for the quarter remained in the 98% - 99% range.

 o The DSL footprint in Ontario and Quebec has expanded from 73% to reach 75% of homes and business lines passed.

Satellite Television Growth

Bell ExpressVu delivers strong fourth quarter performance

 o Bell ExpressVu's continued customer growth translated into revenues of $176M for the quarter, a 32% improvement over the same period last year. Full year revenues grew 35%.
 o Improvements in financial performance were achieved through continued cost containment efforts in call centre and technology expenses with EBITDA losses for the quarter improving by 39% over last year and 23% for the full year.
 o Net activations of 83,000 for the fourth quarter were industry-leading, despite being down from Q4 2001 given a general softening of the electronics market. 69% of net additions came from urban areas compared to 67% in the same period last year.
 o Bell ExpressVu increased its DTH market share to 62% with a subscriber base of 1,304,000 at the end of 2002. At the end of the fourth quarter, Bell ExpressVu's urban customer base remained stable at 59% of total subscribers.

Cost of Acquisition
 o Cost of acquisition (COA) per subscriber was $667 this quarter, down from $710 for the same period last year, mainly as a result of ExpressVu's decision to introduce term subscriptions whereby programming credits are now netted against revenues. Without this change, COA would have risen slightly on a year over year basis to $729 primarily from the impact of a higher number of second receivers purchased by customers and the free installation offer introduced midway through the fourth quarter.

Average revenue per subscriber
 o Average revenue per subscriber (ARPS) of $43 was down slightly from the same period last year, also reflecting the netting of programming credits against revenues. Without this change, ARPS would have increased to $45 reflecting the impact of pricing initiatives such as the monthly second receiver charge for new customers, increases in transfer and reconnect fees and gains from program package upgrading by customers.

Anti-Piracy Initiatives
 o In January, as part of ongoing anti-piracy measures, ExpressVu implemented sophisticated electronic counter measures targeted at illegal devices. This initiative was deemed successful and further measures of this type will be employed in the future.
 o ExpressVu is also accelerating legal action against suspected dealer networks.

Nimiq 2
 o With the successful launch of Nimiq 2 on December 29, 2002, Bell ExpressVu will begin broadcasting an expanded line-up of services from two DTH satellites in the Spring of 2003. Nimiq 2, with a more powerful signal, will also serve as a back up for Bell ExpressVu's first satellite.

Local and Long Distance

 o Bell's traditional local and long distance businesses reflect the ongoing trends apparent in the industry.

 o Local revenues were down 4.8% in the quarter, compared to the same period last year, as a result of the negative impacts of the Contribution and Price Caps decisions. Excluding these impacts, local revenues were down modestly, reflecting access line erosion of around 1% year over year.

 o Long distance revenues were down 1.9% in the quarter, reflecting pressure on both business and consumer rates which was partially offset by the introduction of various network charges. This led to a slight decline in average revenue per minute to around 12(cent).

 o Overall conversation minutes, up 4% in the quarter on strong business market volumes, also helped partially relieve pricing pressures.


Bell Globemedia

Advertising markets strengthen

 o Bell Globemedia revenues for the fourth quarter were $379 million, 7% higher than the fourth quarter of 2001 reflecting the continued strengthening of television advertising, which increased by 7.5% and print advertising, which rose 11.8%. Subscription revenues across the print and TV divisions also grew by 8%. For the full year, Bell Globemedia had revenues of $1.3 billion, 7% higher than 2001.

 o EBITDA for the quarter grew to $72 million, a $29 million increase over the fourth quarter of 2001, reflecting the increase in revenues and productivity gains. For the year, Bell Globemedia had EBITDA of $180 million, a 67% increase over 2001. Bell Globemedia's EBITDA growth was a significant achievement considering 2002 expenses included approximately $12 million of start-up losses related to the launch of new digital television channels at the end of 2001.

Leading media brands

 o In January, the release of BBM Canada's Fall 2002 television sweeps revealed that the CTV conventional and specialty channels continued to lead competitors in the adult 25-54 market. CTV also continues to be a ratings success with 7 of the top 10 shows in the 2002 fall line-up.

 o The Globe and Mail continued its leadership position in the national newspaper market. The most recent NADbank newspaper readership data shows The Globe and Mail leading the national market with 1,028,000 readers daily. The Globe and Mail's readership levels lead its closest rival by 42%.

BCE Emergis

Repositioning of BCE Emergis continues

 o BCE Emergis had fourth quarter and annual revenues of $131 million and $540 million respectively, down significantly from prior periods. In response to the decrease in nonrecurring revenue, the company implemented its revised business plan announced in April 2002. Fourth quarter revenue declined slightly from third quarter revenues due to a lower contribution from its US eHealth operations and from non-core products as BCE Emergis continued to exit non-core businesses.

 o Despite the sequential revenue decline, BCE Emergis had EBITDA of $20 million, stable compared to Q3 2002. The exit during the year of several unprofitable lines of business has enabled BCE Emergis to maintain its EBITDA level despite lower revenues. EBITDA for 2002 was $30 million.

 o Having reduced its operating costs, BCE Emergis must now focus on further developing its product portfolio and enhancing its sales and service capability in order to generate increased recurring revenues.

Cost Management

Productivity gains drive EBITDA performance

 o BCE's continuing focus on productivity has led to total improvements this quarter of approximately $140 million and $655 million for the full year. These gains were the major contributor in delivering BCE's EBITDA growth in Q4 and for the full year and in delivering EBITDA margin improvement from the 35.7% experienced in 2001 to the 37.0% experienced in 2002.

 o Bell Canada's productivity gains of approximately $135 million this quarter led to total gains of $630 million for the year, delivering on its commitment of achieving over $600 million in productivity gains in 2002. Bell Canada's productivity program is comprised of numerous small projects reflecting both cross-enterprise initiatives and initiatives at the local business unit level. It focuses broadly on reducing customer acquisition costs, servicing of existing customers and general support. In 2003, productivity gains will continue to be a priority at Bell Canada, with a further $600 million of total cost savings targeted.

 o Bell Globemedia achieved savings this quarter driven by its workforce restructuring and synergies from its acquisitions of CFCF, CKY and RoBTV. Focus on capex efficiency continues

 o BCE continued its tight management of capex this quarter resulting in expenditures of $1.1 billion, or 20.8% of revenues reflecting typically higher fourth quarter spending. For 2002, capital expenditures were $3.8 billion or 19.1% of revenues.

 o Bell Canada's capital expenditures in Q4 were $981 million and $3.4 billion for the year, representing 21.6% and 19.6% of revenues respectively. For 2003, Bell Canada is targeting capital expenditures of 17% to 18% of revenues.

Financial Guidance

 o The company is providing first quarter guidance and reiterating its full year financial guidance as follows:

Consolidated                         Q1 2003                  Full Year 2003

Revenue                              $4.6B - $4.8B            $19.3B - $20.0B
EBITDA                               $1.7B - $1.8B            $7.4B - $7.8B
Earnings per share                   $0.42 - $0.46            $1.85 - $1.95
(before non-recurring items)


 o BCE's focus is on delivering sustainable growth and the creation of shareholder value over the medium and longer term. Accordingly, as indicated during BCE's 2003 Business Review Conference on December 18, 2002, BCE will no longer be providing formal quarterly guidance beyond Q1 2003.


                                                                                                           BCE Consolidated (1) (2)

Consolidated Statements of Operations (unaudited)

                                                                           Three months                Twelve months
                                                                    ended December 31                  ended December 31
($ millions, except per share amounts)                            2002         2001   % change       2002        2001     % change

Operating revenues                                                5,172        5,113  1.2%           19,768      19,340   2.2%
Operating expenses                                                3,259        3,286  (0.8%)         12,146      12,098   0.4%
EBITDA (3)                                                        1,913        1,827  4.7%           7,622       7,242    5.2%
Amortization expense                                              (794)        (948)  16.2%          (3,146)     (3,826)  17.8%
Net benefit plans credit                                          8            31     (74.2%)        33          121      (72.7%)
Restructuring and other charges                                   (395)        (741)  46.7%          (887)       (980)    9.5%
Operating income                                                  732          169    N.M.           3,622       2,557    41.7%
Other income (expense)                                            2,242        (11)   N.M.           2,468       4,015    (38.5%)
Impairment charge                                                 (770)        -      N.M.           (770)       -        N.M.
Interest expense                                                  (349)        (255)  (36.9%)        (1,161)     (1,056)  (9.9%)
Earnings (loss) from continuing operations before
income taxes and non-controlling interest                         1,855        (97)   N.M.           4,159       5,516    (24.6%)
Income taxes                                                      (753)        (31)   N.M.           (1,593)     (1,759)  9.4%
Non-controlling interest                                          (267)        38     N.M.           (668)       (186)    N.M.
Earnings (loss) from continuing operations                        835          (90)   N.M.           1,898       3,571    (46.8%)
Discontinued operations                                           917          (195)  N.M.           577         (3,057)  N.M.
Net earnings (loss)                                               1,752        (285)  N.M.           2,475       514      N.M.
Dividends on preferred shares                                     (16)         (14)   (14.3%)        (59)        (64)     7.8%
Net earnings (loss) applicable to common shares                   1,736        (299)  N.M.           2,416       450      N.M.
Net earnings (loss) per common share - basic
Continuing operations                                          $  0.92   $     (0.13)            $   2.15     $  4.34
Net earnings                                                   $  1.92   $     (0.37)            $   2.74     $  0.56
Average number of common shares outstanding (millions)            909.1        808.5                 847.9       807.9



The following non-recurring items are included in net earnings:
Discontinued operations                                                 917          (195)                 577         (3,057)
Restructuring and other charges                                         (251)        (349)                 (504)       (463)
Net gains on sale of investments and dilution gains                     1,230        40                    1,364       3,206
Goodwill amortization                                                   -            (132)                 -           (560)
Foreign exchange restatement                                            -            (2)                   -           (29)
Impairment charge                                                       (530)        -                     (530)       -
Other                                                                   (25)         (6)                   (25)        (53)
Total                                                                   1,341        (644)                 882         (956)
Impact on net earnings per share                                 $      1.48   $     (0.80)            $   0.93     $  (1.18)
N.M.: not meaningful



                                                                                                            BCE Consolidated (1) (2)
Consolidated Statements of Operations (unaudited) - Historical trend

                                                                                     Total                                  Total

($ millions, except per share amounts)                Q4 02    Q3 02   Q2 02  Q1 02   2002    Q4 01   Q3 01   Q2 01  Q1 01   2001

Operating revenues                                    5,172    4,822   4,940  4,834   19,768  5,113   4,818   4,767  4,642   19,340
Operating expenses                                    3,259    2,870   2,995  3,022   12,146  3,286   2,941   2,943  2,928   12,098
EBITDA (3)                                            1,913    1,952   1,945  1,812   7,622   1,827   1,877   1,824  1,714   7,242
Amortization expense                                  (794)    (771)   (809)  (772)   (3,146) (948)   (963)   (983)  (932)   (3,826)
Net benefit plans credit                              8        7       12     6       33      31      26      31     33      121
Restructuring and other charges                       (395)    (79)    (413)  -       (887)   (741)   -       -      (239)   (980)
Operating income                                      732      1,109   735    1,046   3,622   169     940     872    576     2,557
Other income (expense)                                2,242    (4)     228    2       2,468   (11)    69      92     3,865   4,015
Impairment charge                                     (770)    -       -      -       (770)   -       -       -      -       -
Interest expense                                      (349)    (288)   (263)  (261)   (1,161) (255)   (255)   (264)  (282)   (1,056)
Earnings (loss) from continuing operations before
income taxes and non-controlling interest             1,855    817     700    787     4,159   (97)    754     700    4,159   5,516
Income taxes                                          (753)    (303)   (244)  (293)   (1,593) (31)    (368)   (327)  (1,033) (1,759)
Non-controlling interest                              (267)    (130)   (136)  (135)   (668)   38      (49)    (98)   (77)    (186)
Earnings (loss) from continuing operations            835      384     320    359     1,898   (90)    337     275    3,049   3,571
Discontinued operations                               917      -       (295)  (45)    577     (195)   (465)   (253)  (2,144) (3,057)
Net earnings (loss)                                   1,752    384     25     314     2,475   (285)   (128)   22     905     514
Dividends on preferred shares                         (16)     (16)    (14)   (13)    (59)    (14)    (16)    (16)   (18)    (64)
Net earnings (loss) applicable to common shares       1,736    368     11     301     2,416   (299)   (144)   6      887     450
Net earnings (loss) per common share - basic
Continuing operations                              $  0.92  $  0.43 $  0.38 $ 0.43  $ 2.15  $ (0.13) $0.40  $ 0.32 $ 3.75   $4.34
Net earnings (loss)                                $  1.92  $  0.43 $  0.01 $ 0.37  $ 2.74  $ (0.37) $(0.18)$ 0.01 $ 1.10   $0.56
Average number of common shares outstanding          909.1    864.1   808.7  808.6   847.9   808.5   807.9   807.4  808.1   807.9
(millions)


The following non-recurring items are included in net earnings:
Discontinued operations                               917      -       (295)  (45)    577     (195)   (465)   (253)  (2,144) (3,057)
Restructuring and other charges                       (251)    (37)    (216)  -       (504)   (349)   -       -      (114)   (463)
Net gains on sale of investments and dilution gains   1,230    12      122    -       1,364   40      153     6      3,007   3,206
Goodwill amortization                                 -        -       -      -       -       (132)   (142)   (149)  (137)   (560)
Foreign exchange restatement                          -        -       -      -       -       (2)     (29)    37     (35)    (29)
Impairment charge                                     (530)    -       -      -       (530)   -       -       -      -       -
Other                                                 (25)     -       -      -       (25)    (6)     (19)    (6)    (22)    (53)
Total                                                 1,341    (25)    (389)  (45)    882     (644)   (502)   (365)  555     (956)
Impact on net earnings per share                   $  1.48  $  (0.03$  (0.48$ (0.06)$ 0.93  $ (0.80) $(0.62)$ (0.45$ 0.69   $(1.18)



                                                                                    BCE Consolidated (1) (2)

Consolidated Balance Sheets (unaudited)

                                                                                    December 31                      December 31
(Millions of dollars, except where otherwise indicated)                             2002                             2001
ASSETS
Current assets
Cash and cash equivalents                                                           306                              569
Accounts receivable                                                                 2,343                            4,118
Income and other taxes receivable                                                   147                              -
Other current assets                                                                769                              1,213
Total current assets                                                                3,565                            5,900
Investments                                                                         777                              1,106
Capital assets                                                                      20,486                           25,861
Future income taxes                                                                 675                              1,031
Other long-term assets                                                              3,057                            3,363
Indefinite-life intangible assets                                                   900                              866
Goodwill                                                                            10,103                           15,947
Total assets                                                                        39,563                           54,074
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities                                            3,834                            5,792
Income and other taxes payable                                                      -                                681
Debt due within one year                                                            2,026                            5,263
Total current liabilities                                                           5,860                            11,736
Long-term debt                                                                      13,395                           14,861
Future income taxes                                                                 815                              924
Other long-term liabilities                                                         3,026                            4,129
Total liabilities                                                                   23,096                           31,650
Non-controlling interest                                                            3,596                            5,625
SHAREHOLDERS' EQUITY
Preferred shares                                                                    1,510                            1,300
Common shareholders' equity
Common shares                                                                       16,520                           13,827
Contributed surplus                                                                 980                              980
Retained earnings (deficit)                                                         (6,149)                          712
Currency translation adjustment                                                     10                               (20)
Total common shareholders' equity                                                   11,361                           15,499
Total shareholders' equity                                                          12,871                           16,799
Total liabilities and shareholders' equity                                          39,563                           54,074

Number of common shares outstanding                                                 915.9                            808.5



                                                                                                           BCE Consolidated (1) (2)

Consolidated Cash Flow Information
                                                                                 Three months                Twelve months
                                                                                 ended December 31           ended December 31
(Millions of dollars, except where otherwise indicated)                          2002               2001     2002           2001
Cash flows from operating activities
Earnings (loss) from continuing operations                                       835                (90)     1,898          3,571
Adjustments to reconcile earnings (loss) from continuing
operations to cash flows from operating activities:
Amortization expense                                                             794                948      3,146          3,826
Net benefit plans credit                                                         (8)                (31)     (33)           (121)
Restructuring and other charges                                                  333                731      805            915
Impairment charge                                                                770                -        770            -
Gains and losses on reduction of ownership in subsidiaries and joint ventures
and on disposal of investments                                                   (2,260)            (50)     (2,435)        (4,088)
Future income taxes                                                              612                179      602            682
Non controlling interest                                                         267                (38)     668            186
Other items                                                                      (56)               (657)    (298)          (894)
Change in non-cash working capital (4)                                           (96)               268      (304)          157
                                                                                 1,191              1,260    4,819          4,234
Cash flows from investing activities
Capital expenditures                                                             (1,074)            (1,196)  (3,771)        (4,999)
Investments (excluding repurchase of a minority interest in Bell Canada)         (37)               (152)    (218)          (535)
Other items                                                                      5                  (73)     10             (122)
                                                                                 (1,106)            (1,421)  (3,979)        (5,656)
Dividends
Dividends paid on common and preferred shares                                    (284)              (256)    (1,042)        (1,033)
Dividends paid by subsidiaries to non-controlling interest                       (147)              (89)     (468)          (357)

Free Cash Flow before monetizations and repurchase
of a minority interest in Bell Canada                                            (346)              (506)    (670)          (2,812)
Monetizations, net of income taxes                                               2,761              141      2,942          4,749
Free Cash Flow before repurchase of a minority interest in Bell Canada           2,415              (365)    2,272          1,937
Repurchase of a minority interest in Bell Canada                                 (5,060)            -        (6,386)        -
Free Cash Flow after monetizations and repurchase
of a minority interest in Bell Canada                                            (2,645)            (365)    (4,114)        1,937

Other financing activities
Increase (decrease) in notes payable and bank advances                           (636)              (217)    (210)          (2,744)
Issue of long-term debt                                                          2,508              387      4,908          2,443
Repayment of long-term debt                                                      (2,091)            (258)    (2,893)        (1,221)
Issue of preferred shares                                                        -                  -        510            -
Redemption of preferred shares                                                   -                  -        (306)          -
Redemption of preferred shares by subsidiaries                                   -                  (1)      -              (347)
Issue of common shares                                                           303                5        2,693          71
Costs relating to the issuance of common and preferred shares                    -                  -        (78)           -
Purchase of common shares for cancellation                                       -                  -        -              (191)
Issue of common shares, preferred shares, convertible
debentures and equity-settled notes by subsidiaries to non-controlling interest  5                  89       206            1,459
Other items                                                                      (10)               55       (46)           72
                                                                                 79                 60       4,784          (458)
Effect of exchange rate changes on cash and cash equivalents                     2                  (1)      3              (2)
Cash provided by (used in) continuing operations                                 (2,564)            (306)    673            1,477
Cash used in discontinued operations                                             -                  (213)    (936)          (1,168)
Net increase (decrease) in cash and cash equivalents                             (2,564)            (519)    (263)          309
Cash and cash equivalents at beginning of period                                 2,870              1,088    569            260
Cash and cash equivalents at end of period                                       306                569      306            569

Capital expenditures as a percentage of revenues                                 20.8%              23.4%    19.1%          25.8%



                                                                                                          BCE Consolidated (1) (2)

Segmented Information
                                                                                     Three                         Twelve months
                                                                                     months
                                                                            ended December 31             ended December 31
(Millions of dollars, except where otherwise                                2002     2001       % change  2002     2001     % change
indicated)

Revenues
Bell Canada                                                                 4,532    4,536      (0.1%)    17,489   17,202   1.7%
Bell Globemedia                                                             379      354        7.1%      1,290    1,203    7.2%
BCE Emergis                                                                 131      181        (27.6%)   540      656      (17.7%)
BCE Ventures                                                                282      287        (1.7%)    1,064    1,044    1.9%
Corporate and other (including inter-segment eliminations)                  (152)    (245)      38.0%     (615)    (765)    19.6%
Revenues                                                                    5,172    5,113      1.2%      19,768   19,340   2.2%

EBITDA (3)
Bell Canada                                                                 1,788    1,704      4.9%      7,289    6,876    6.0%
Bell Globemedia                                                             72       43         67.4%     180      108      66.7%
BCE Emergis                                                                 20       35         (42.9%)   30       127      (76.4%)
BCE Ventures                                                                72       88         (18.2%)   289      290      (0.3%)
Corporate and other (including inter-segment eliminations)                  (39)     (43)       9.3%      (166)    (159)    (4.4%)
EBITDA                                                                      1,913    1,827      4.7%      7,622    7,242    5.2%

Net earnings applicable to common shares
Bell Canada
Bell Canada Holdings (including                                             1,468    (39)       N.M.      2,593    854      N.M.
Aliant)
Bell ExpressVu                                                              (61)     (62)       1.6%      (170)    (191)    11.0%
Total Bell Canada                                                           1,407    (101)      N.M.      2,423    663      N.M.
Bell Globemedia                                                             (493)    (25)       N.M.      (492)    (150)    N.M.
BCE Emergis                                                                 7        (45)       N.M.      (51)     (281)    81.9%
BCE Ventures                                                                32       41         (22.0%)   131      270      (51.5%)
Corporate and other (including inter-segment eliminations)                  (134)    26         N.M.      (172)    3,005    N.M.
Discontinued operations
BCI                                                                         (125)    (21)       N.M.      (316)    (247)    (27.9%)
Teleglobe                                                                   1,042    (174)      N.M.      893      (2,810)  N.M.
Total discontinued operations                                               917      (195)      N.M.      577      (3,057)  N.M.
Net earnings applicable to common shares                                    1,736    (299)      N.M.      2,416    450      N.M.


Proportionate EBITDA, proportionate net debt and preferreds


                                                                            Proportionate EBITDA
                                Common shares   BCE                                                         12-Mth    Proportionate
                             owned by BCE (M)   Ownership (%)        Q4 02     Q3 02    Q2 02      Q1 02    Trailing  net debt
                                                                                                                      and preferreds

Bell Canada
Bell Canada Holdings                            100%                 1,584     1,420    1,303      1,254     5,561            16,215
Aliant                                74.1      53%                  131       107      113        104       455                 750
ExpressVu                                       100%                 (43)      (37)     (29)       (38)      (147)               (7)
Bell Canada Holdings debt due to BCE                                                                                         (2,744)
Redeemable preferred shares to BCE                                                                                           (1,333)
Total Bell Canada                                                 1,672     1,490    1,387      1,320     5,869               12,881
Bell Globemedia                                 70%                  46        5        32         20        103                318
BCE Emergis                           65.9      65%                  13        12       7          (13)      19                 (83)
BCE Ventures
CGI                                   120.0     32%                  26        22       28         25        101                (20)
Telesat                                         100%                 47        44       46         47        184                 502
Other                                           100%                 (1)       1        (1)        5         4                   101
Total BCE Ventures                                                   72        67       73         77        289                 583
Corporate                                       100%                 (39)      (42)     (47)       (38)      (166)
Perpetual Preferred Shares                                                                                                     1,510
Retractable Preferred Shares (5)                                                                                                 355
Long term debt                                                                                                                 2,000
less:
Cash and cash equivalents                                                                                                          4
Nortel common shares at market                                                                                                  (34)
Total Corporate                                                                                                                3,835
Total                                                             1,764     1,532    1,452      1,366     6,114               17,534
N.M.: not meaningful

See accompanying notes on pages 20-22




                                                                                                            BCE Consolidated (1) (2)

Segmented Information - Historical trend

                                                                                     Total                                  Total
    (Millions of dollars, except where otherwise    Q4 02    Q3 02   Q2 02    Q1 02   2002     Q4 01   Q3 01 Q2 01  Q1 01    2001
    indicated)

    Revenues
    Bell Canada                                     4,532    4,314   4,368    4,275   17,489   4,536   4,326 4,239  4,101    17,202
    Bell Globemedia                                 379      273     326      312     1,290    354     246   297    306      1,203
    BCE Emergis                                     131      135     142      132     540      181     173   159    143      656
    BCE Ventures                                    282      258     261      263     1,064    287     262   261    234      1,044
    Corporate and other (including inter-segment    (152)    (158)   (157)    (148)   (615)    (245)   (189) (189)  (142)    (765)
    eliminations)
    Revenues                                        5,172    4,822   4,940    4,834   19,768   5,113   4,818 4,767  4,642    19,340

    EBITDA (3)
    Bell Canada                                     1,788    1,891   1,850    1,760   7,289    1,704   1,818 1,719  1,635    6,876
    Bell Globemedia                                 72       17      58       33      180      43      (6)   41     30       108
    BCE Emergis                                     20       19      11       (20)    30       35      35    31     26       127
    BCE Ventures                                    72       67      73       77      289      88      73    72     57       290
    Corporate and other (including inter-segment    (39)     (42)    (47)     (38)    (166)    (43)    (43)  (39)   (34)     (159)
    eliminations)
    EBITDA                                          1,913    1,952   1,945    1,812   7,622    1,827   1,877 1,824  1,714    7,242

    Net earnings (loss) applicable to common shares
    Bell Canada
    Bell Canada Holdings (including                 1,468    367     397      361     2,593    (39)    317   370    206      854
    Aliant)
    Bell ExpressVu                                  (61)     (31)    (38)     (40)    (170)    (62)    (45)  (40)   (44)     (191)
    Total Bell Canada                               1,407    336     359      321     2,423    (101)   272   330    162      663
    Bell Globemedia                                 (493)    (11)    11       1       (492)    (25)    (52)  (40)   (33)     (150)
    BCE Emergis                                     7        19      (62)     (15)    (51)     (45)    (70)  (75)   (91)     (281)
    BCE Ventures                                    32       16      59       24      131      41      137   24     68       270
    Corporate and other (including inter-segment    (134)    8       (61)     15      (172)    26      34    20     2,925    3,005
    eliminations) Discontinued operations
    BCI                                             (125)    -       (191)    -       (316)    (21)    (260) (81)   115      (247)
    Teleglobe                                       1,042    -       (104)    (45)    893      (174)   (205) (172)  (2,259)  (2,810)
    Total discontinued operations                   917      -       (295)    (45)    577      (195)   (465) (253)  (2,144)  (3,057)
    Net earnings (loss) applicable to common shares 1,736    368     11       301     2,416    (299)   (144) 6      887      450


See accompanying notes on pages 20-22



                                                                                                           Bell Canada (1a) (2)

Consolidated Statements of Operations (unaudited)

                                                               Three months                     Twelve months
                                                               ended December 31                ended December 31
(Millions of dollars, except where otherwise indicated)        2002        2001      % change   2002       2001      % change

Revenues
Local and access                                               1,574       1,654     (4.8%)     6,155      6,360     (3.2%)
Long distance                                                  635         647       (1.9%)     2,579      2,651     (2.7%)
Wireless                                                       570         493       15.6%      2,167      1,839     17.8%
Data (8)                                                       1,035       979       5.7%       3,806      3,526     7.9%
Other (8)                                                      542         630       (14.0%)    2,144      2,352     (8.8%)
Total Bell Canada Holdings (including Aliant)                  4,356       4,403     (1.1%)     16,851     16,728    0.7%
Bell ExpressVu                                                 176         133       32.3%      638        474       34.6%
Total operating revenues                                       4,532       4,536     (0.1%)     17,489     17,202    1.7%
Operating expenses
Bell Canada Holdings (including Aliant)                        2,525       2,629     (4.0%)     9,415      9,660     (2.5%)
Bell ExpressVu                                                 219         203       7.9%       785        666       17.9%
Total operating expenses                                       2,744       2,832     (3.1%)     10,200     10,326    (1.2%)
EBITDA (3)
Bell Canada Holdings (including Aliant)                        1,831       1,774     3.2%       7,436      7,068     5.2%
Bell ExpressVu                                                 (43)        (70)      38.6%      (147)      (192)     23.4%
Total EBITDA                                                   1,788       1,704     4.9%       7,289      6,876     6.0%
Amortization expense                                           (749)       (727)     (3.0%)     (2,935)    (2,934)   (0.0%)
Restructuring and other charges                                (302)       (737)     59.0%      (675)      (976)     30.8%
Net benefit plans credit                                       9           31        (71.0%)    38         128       (70.3%)
Interest expense to third parties                              (261)       (236)     (10.6%)    (998)      (947)     (5.4%)
Interest expense to BCE                                        (40)        (42)      4.8%       (147)      (171)     14.0%
Impairment charge                                              (55)        -         N.M.       (55)       -         N.M.
Equity income (loss) and other                                 2,282       (57)      N.M.       2,468      253       N.M.
Earnings before income taxes
and non-controlling interest                                   2,672       (64)      N.M.       4,985      2,229     N.M.
Income taxes                                                   (783)       (14)      N.M.       (1,637)    (866)     (89.0%)
Non-controlling interest                                       (22)        (2)       N.M.       (141)      (49)      N.M.
Net earnings                                                   1,867       (80)      N.M.       3,207      1,314     N.M.
Dividends on preferred shares                                  (15)        (15)      0.0%       (63)       (55)      (14.5%)
Interest on equity settled notes                               (15)        (15)      0.0%       (59)       (59)      0.0%
Net earnings applicable to common                              1,837       (110)     N.M.       3,085      1,200     N.M.

The following non-recurring items are included in net earnings:
Restructuring charges                                          (190)       (397)                (426)      (540)
Net gains on sale of investments and dilution gains            1,655       (39)                 1,860      376
Goodwill amortization                                          -           (21)                 -          (83)
Foreign exchange restatement                                   -           (2)                  -          (40)
Impairment charge                                              (29)        -                    (29)       -
Other                                                          (4)         24                   (22)       24
Total                                                          1,432       (435)                1,383      (263)

Other information

Net capital expenditures                                       981         1,099     (10.7%)    3,428      4,632     (26.0%)

Net debt, preferreds and equity settled notes
                                                                           Bell      BCH                   Bell
At December 31, 2002                                                       Canada    Corporate  Aliant     ExpressVu Total

Bank indebtedness / (cash and cash equivalents)                            73        -          (264)      (8)       (199)
Long term debt                                                             9,000     -          1,273      1         10,274
Debt due within one year                                                   1,651     -          234        -         1,885
Debt due to BCH within one year                                            978       (978)                           -
Net debt                                                                   11,702    (978)      1,243      (7)       11,960
Preferred shares                                                           1,100     -          172        -         1,272
Redeemable preferred shares to BCE                                         -         1,333      -          -         1,333
Equity settled notes                                                       2,068     (2,068)    -          -         -
Equity settled notes due to BCE                                            -         1,256      -          -         1,256
Senior debt due to BCE                                                     (497)     1,985      -          -         1,488
Equity settled notes due to SBC                                            -         314        -          -         314
Net debt, preferreds and equity settled notes                              14,373    1,842      1,415      (7)       17,623
N.M.: not meaningful

See accompanying notes on pages 20-22



                                                                                                               Bell Canada (1a) (2)
Consolidated Statements of Operations (unaudited) - Historical trend
                                                                                    Total                                    Total
(Millions of dollars, except where otherwise      Q4 02    Q3 02      Q2 02  Q1 02   2002     Q4 01   Q3 01    Q2 01   Q1 01  2001
indicated)

Revenues
Local and access                                 1,574    1,526      1,531  1,524   6,155    1,654   1,635    1,590   1,481  6,360
Long distance                                    635      651        645    648     2,579    647     663      645     696    2,651
Wireless                                         570      561        542    494     2,167    493     490      447     409    1,839
Data (8)                                         1,035    917        939    915     3,806    979     874      871     802    3,526
Other (8)                                        542      503        556    543     2,144    630     547      571     604    2,352
Total Bell Canada Holdings (including Aliant)    4,356    4,158      4,213  4,124   16,851   4,403   4,209    4,124   3,992  16,728
Bell ExpressVu                                   176      156        155    151     638      133     117      115     109    474
Total operating revenues                         4,532    4,314      4,368  4,275   17,489   4,536   4,326    4,239   4,101  17,202
Operating expenses
Bell Canada Holdings (including Aliant)          2,525    2,230      2,334  2,326   9,415    2,629   2,346    2,371   2,314  9,660
Bell ExpressVu                                   219      193        184    189     785      203     162      149     152    666
Total operating expenses                         2,744    2,423      2,518  2,515   10,200   2,832   2,508    2,520   2,466  10,326
EBITDA (3)
Bell Canada Holdings (including Aliant)          1,831    1,928      1,879  1,798   7,436    1,774   1,863    1,753   1,678  7,068
Bell ExpressVu                                   (43)     (37)       (29)   (38)    (147)    (70)    (45)     (34)    (43)   (192)
Total EBITDA                                     1,788    1,891      1,850  1,760   7,289    1,704   1,818    1,719   1,635  6,876
Amortization expense                             (749)    (721)      (754)  (711)   (2,935)  (727)   (737)    (753)   (717)  (2,934)
Restructuring and other charges                  (302)    (79)       (294)  -       (675)    (737)   -        -       (239)  (976)
Net benefit plans credit                         9        10         11     8       38       31      28       34      35     128
Interest expense to third parties                (261)    (248)      (252)  (237)   (998)    (236)   (236)    (242)   (233)  (947)
Interest expense to BCE                          (40)     (42)       (24)   (41)    (147)    (42)    (42)     (43)    (44)   (171)
Impairment charge                                (55)     -          -      -       (55)     -       -        -       -      -
Equity income (loss) and other                   2,282    (33)       227    (8)     2,468    (57)    (81)     68      323    253
Earnings before income taxes and
non-controlling interest                         2,672    778        764    771     4,985    (64)    750      783     760    2,229
Income taxes                                     (783)    (308)      (250)  (296)   (1,637)  (14)    (361)    (296)   (195)  (866)
Non-controlling interest                         (22)     (38)       (46)   (35)    (141)    (2)     (14)     (32)    (1)    (49)
Net earnings                                     1,867    432        468    440     3,207    (80)    375      455     564    1,314
Dividends on preferred shares                    (15)     (16)       (16)   (16)    (63)     (15)    (15)     (13)    (12)   (55)
Interest on equity settled notes                 (15)     (14)       (16)   (14)    (59)     (15)    (15)     (15)    (14)   (59)
Net earnings applicable to common                1,837    402        436    410     3,085    (110)   345      427     538    1,200


                                                                                    Total                                    Total
                                                  Q4 02    Q3 02      Q2 02  Q1 02   2002     Q4 01   Q3 01    Q2 01   Q1 01  2001
The following non-recurring items are included in net earnings:
Restructuring charges                             (190)    (45)       (191)  -       (426)    (397)   -        -       (143)  (540)
Net gains on sale of investments and dilution     1,655    -          205    -       1,860    (39)    5        10      400    376
gains
Goodwill amortization                             -        -          -      -       -        (21)    (21)     (21)    (20)   (83)
Foreign exchange restatement                      -        -          -      -       -        (2)     (38)     49      (49)   (40)
Impairment charge                                 (29)     -          -      -       (29)     -       -        -       -      -
Other                                             (4)      -          (18)   -       (22)     24      2        (1)     (1)    24
Total                                             1,432    (45)       (4)    -       1,383    (435)   (52)     37      187    (263)


Other information

Net capital expenditures                          981      839        832    776     3,428    1,099   896      941     1,696  4,632


See accompanying notes on pages 20-22


                                                                                             Bell Canada  (1a) (2)
Operating Statistics*
                                                                Three months                 Twelve months
                                                                ended December 31            ended December 31
                                                                2002        2001   % change  2002     2001    % change
Wireline
Local
Network access services (k)
Residential                                                                                  8,573    8,634   (0.7%)
Business                                                                                     4,581    4,662   (1.7%)
Total network access service                                                                 13,154   13,296  (1.1%)

Estimated Local market share (%) - Bell Canada only
Residential (6)                                                                              97.9%    99.3%   (1.4 pts.)
Business (7)                                                                                 91.3%    91.9%   (0.6 pts.)
Total estimated local market share                                                           95.5%    96.4%   (0.9 pts.)

SmartTouch feature revenues  ($M)                               231         230    0.4%      923      888     3.9%

Long Distance
Conversation minutes (M)                                        5,000       4,804  4.1%      19,034   18,200  4.6%
Average revenue per minute                                      0.120       0.124  (3.2%)    0.120    0.132   (9.1%)
Estimated market share (% based on revenues) - Bell Canada only                              63.1%    63.6%   (0.5 pts)
Data
Data revenues ($M) (8)
Legacy                                                          486         545    (10.8%)   1,864    2,143   (13.0%)
Non-Legacy                                                      549         434    26.5%     1,942    1,383   40.4%
                                                                1,035       979    5.7%      3,806    3,526   7.9%
Equivalent access lines (9) (k) - Bell Canada only
Digital equivalent access lines                                                              3,683    3,713   (0.8%)
Broadband equivalent access lines                                                            12,568   9,109   38.0%

Internet subscribers (10) (k)
DSL High Speed Internet subscribers (k)                                                      1,110    757     46.6%
Dial-up Internet subscribers (k)                                                             957      1,019   (6.1%)
                                                                                             2,067    1,776   16.4%
Wireless
Cellular & PCS Net activations (k)
Pre-paid                                                        22          88     (75.0%)   13       247     (94.7%)
Post-paid                                                       196         186    5.4%      452      443     2.0%
                                                                218         274    (20.4%)   465      690     (32.6%)
Cellular & PCS subscribers (k)
Pre-paid                                                                                     979      966     1.3%
Post-paid                                                                                    2,940    2,488   18.2%
                                                                                             3,919    3,454   13.5%

Average revenue per unit ($/month)                              47          46     2.2%      46       46      0.0%
Pre-paid                                                        10          12     (16.7%)   12       13      (7.7%)
Post-paid                                                       60          59     1.7%      59       58      1.7%

Churn (%) (average per month)                                   1.7%        1.7%   0.0 pts   1.6%     1.5%    0.1 pts
Pre-paid                                                        2.6%        1.5%   1.1 pts   2.0%     1.4%    0.6 pts
Post-paid                                                       1.4%        1.8%   (0.4) pts 1.5%     1.5%    0.0 pts


Usage per subscriber (min/month)                                212         190    11.6%     203      182     11.5%
Cost of acquisition (11) ($/sub)                                330         350    (5.7%)    404      375     7.7%

Browser hits (M)                                                99          103    (3.9%)    392      229     71.2%
Paging
Subscribers (k)                                                                              639      715     (10.6%)
Average revenue per unit ($/month)                              10          10     0.0%      10       10      0.0%
Bell ExpressVu (Direct-to-Home Television)
Total subscribers (k)                                                                        1,304    1,069   22.0%
Net subscriber activations (k)                                  83          139    (40.3%)   235      347     (32.3%)
Average revenue per subscriber ($/month)                        43          44     (2.3%)    44       45      (2.2%)
Cost of acquisition ($/sub)                                     667         710    (6.1%)    690      676     2.1%
Churn (%) (per quarter, year-to-date)                           2.7%        2.1%   0.6 pts   11.8%    10.3%   1.5 pts
*Operating statistics are reported on a consolidated basis, except where otherwise noted.
N.M.: not meaningful

See accompanying notes on pages 20-22


                                                                                                           Bell Canada (1a) (2)

Operating Statistics* - Historical trend
                                                                                   Total                                 Total
                                                 Q4 02      Q3 02   Q2 02   Q1 02   2002   Q4 01   Q3 01   Q2 01   Q1 01  2001
Wireline
Local
Network access services (k)
Residential                                      8,573      8,580   8,532   8,613          8,634   8,648   8,578   8,653
Business                                         4,581      4,607   4,630   4,633          4,662   4,694   4,684   4,685
Total network access service                     13,154     13,187  13,162  13,246         13,296  13,342  13,262  13,338

Estimated Local market share (%) - Bell Canada
only
Residential (6)                                  97.9%      98.0%   98.3%   98.7%          99.3%   99.4%   99.5%   99.6%
Business (7)                                     91.3%      91.5%   91.6%   91.8%          91.9%   91.9%   92.1%   92.8%
Total estimated local market share               95.5%      95.7%   95.9%   96.2%          96.4%   96.6%   96.8%   97.1%

SmartTouch feature revenues ($M)                 231        230     230     232     923    230     226     224     208    888

Long Distance
Conversation minutes (M)                         5,000      4,660   4,725   4,649   19,034 4,804   4,400   4,498   4,498  18,200
Average revenue per minute                       0.120      0.127   0.120   0.122   0.120  0.124   0.136   0.132   0.135  0.132
Estimated market share (% based on revenues)
Bell Canada only                                 63.1%      64.6%   62.9%   61.8%          63.6%   64.1%   63.2%   61.5%
Data
Data revenues ($M) (8)
Legacy                                           486        451     453     474     1,864  545     538     534     526    2,143
Non-Legacy                                       549        466     486     441     1,942  434     336     337     276    1,383
                                                 1,035      917     939     915     3,806  979     874     871     802    3,526

Equivalent access lines (9) (k) - Bell Canada
only
Digital equivalent access lines                  3,683      3,645   3,833   3,815          3,713   3,734   3,599   3,445
Broadband equivalent access lines                12,568     11,265  10,176  9,431          9,109   6,836   6,359   5,249

Internet subscribers (10) (k)
DSL High Speed Internet subscribers (k)          1,110      1,002   909     866            757     625     529     466
Dial-up Internet subscribers (k)                 957        985     1,031   1,036          1,019   1,002   968     946
                                                 2,067      1,987   1,940   1,902          1,776   1,627   1,497   1,412
Wireless
Cellular & PCS Net activations (k)
Pre-paid                                         22         (1)     (26)    18      13     88      48      53      58     247
Post-paid                                        196        63      117     76      452    186     103     98      56     443
                                                 218        62      91      94      465    274     151     151     114    690
Cellular & PCS subscribers (k)
Pre-paid                                         979        957     958     984            966     878     830     777
Post-paid                                        2,940      2,744   2,681   2,564          2,488   2,302   2,199   2,101
                                                 3,919      3,701   3,639   3,548          3,454   3,180   3,029   2,878

Average revenue per unit ($/month)               47         47      46      43      46     46      49      46      44     46
Pre-paid                                         10         12      13      11      12     12      14      12      13     13
Post-paid                                        60         60      59      56      59     59      62      59      55     58

Churn (%) (average per month)                    1.7%       1.7%    1.5%    1.5%    1.6%   1.7%    1.5%    1.4%    1.3%   1.5%
Pre-paid                                         2.6%       2.0%    1.8%    1.7%    2.0%   1.5%    1.4%    1.4%    1.3%   1.4%
Post-paid                                        1.4%       1.6%    1.4%    1.5%    1.5%   1.8%    1.5%    1.4%    1.3%   1.5%


Usage per subscriber (min/month)                 212        206     205     181     203    190     184     190     161    182
Cost of acquisition (11) ($/sub)                 330        428     448     454     404    350     395     385     380    375

Browser hits (M)                                 99         87      94      112     392    103     56      42      28     229
Paging
Subscribers (k)                                  639        660     680     694            715     733     755     759
Average revenue per unit ($/month)               10         10      10      10      10     10      10      10      11     10
Bell ExpressVu (Direct-to-Home Television)
Total subscribers (k)                            1,304      1,221   1,176   1,145          1,069   930     847     796
Net subscriber activations (k)                   83         45      31      76      235    139     83      51      74     347
Average revenue per subscriber ($/month)         43         43      44      45      44     44      44      46      47     45
Cost of acquisition ($/sub)                      667        630     769     718     690    710     674     623     612    676
Churn (%) (per quarter, year-to-date)            2.7%       3.6%    3.1%    2.5%    11.8%  2.1%    3.1%    2.6%    2.4%   10.3%
* Operating statistics are reported on a consolidated basis, except where otherwise noted.

See accompanying notes on pages 20-22


                                                                                                      Bell Globemedia (1b) (2)

Statements of Operations - Selected data                                     Three months             Twelve months
                                                                             ended December 31        ended December 31
(Millions of dollars, except otherwise                                       2002     2001 % change   2002       2001   % change
indicated)

Revenues
Advertising                                                                  284      263     8.0%    913        860    6.2%
Subscriber                                                                   72       67      7.5%    287        259    10.8%
Production and Sundry                                                        23       24      (4.2%)  90         84     7.1%
Total Revenues                                                               379      354     7.1%    1,290      1,203  7.2%

EBITDA (3)                                                                   72       43      67.4%   180        108    66.7%




Statements of Operations - Selected data - Historical trend

                                                                                  Total                                      Total
(Millions of dollars, except where otherwise    Q4 02    Q3 02   Q2 02   Q1 02    2002     Q4 01   Q3 01   Q2 01      Q1 01  2001
indicated)

Revenues
Advertising                                     284      180     230     219      913      263     163     213        221    860
Subscriber                                      72       72      70      73       287      67      64      63         65     259
Production and Sundry                           23       21      26      20       90       24      19      21         20     84
Total Revenues                                  379      273     326     312      1,290    354     246     297        306    1,203

EBITDA (3)                                      72       17      58      33       180      43      (6)     41         30     108
N.M.: not meaningful

See accompanying notes on pages 20-22


                                                                                                    BCE Emergis (1c) (2)

Statements of Operations - Selected data

                                                                          Three months              Twelve months
                                                                          ended December 31         ended December 31
(Millions of dollars, except where otherwise                              2002     2001   % change  2002     2001    % change
indicated)

Revenues:
eHealth Solutions Group                                                   63       83     (24.1%)   277      307     (9.8%)
BCE Emergis - Canada                                                      59       82     (28.0%)   236      296     (20.3%)
BCE Emergis - U.S.A.                                                      9        16     (43.8%)   27       53      (49.1%)
Total Revenues                                                            131      181    (27.6%)   540      656     (17.7%)
Operating expenses                                                        111      146    (24.0%)   510      529     (3.6%)
EBITDA (3)                                                                20       35     (42.9%)   30       127     (76.4%)

Revenues by geographic mix

Canada                                                                    77       111    (30.6%)   317      386     (17.9%)
United States                                                             54       70     (22.9%)   223      269     (17.1%)
Other                                                                     -        -      N.M.      -        1       N.M.
                                                                          131      181    (27.6%)   540      656     (17.7%)


Statements of Operations - Selected data      - Historical trend

                                                                                   Total                                      Total
(Millions of dollars, except otherwise        Q4 02     Q3 02    Q2 02    Q1 02    2002     Q4 01  Q3 01     Q2 01    Q1 01   2001
indicated)

Revenues:
eHealth Solutions Group                       63        70       77       67       277      83     77        77       70      307
BCE Emergis - Canada                          59        57       60       60       236      82     76        72       66      296
BCE Emergis - U.S.A.                          9         8        5        5        27       16     20        10       7       53
Total Revenues                                131       135      142      132      540      181    173       159      143     656
Operating expenses                            111       116      131      152      510      146    138       128      117     529
EBITDA (3)                                    20        19       11       (20)     30       35     35        31       26      127

Revenue by geographic mix

Canada                                        77        77       85       78       317      111    98        89       88      386
United States                                 54        58       57       54       223      70     74        70       55      269
Other                                         -         -        -        -        -        -      1         -        -       1
Total                                         131       135      142      132      540      181    173       159      143     656
N.M.: not meaningful

See accompanying notes on pages 20-22


                                                                                                     BCE Ventures (1d) (2)

Statements of Operations - Selected data
                                                                          Three months               Twelve months
                                                                          ended December 31          ended December 31
(Millions of dollars, except otherwise                                    2002      2001   % change  2002     2001    % change
indicated)

Revenues
CGI                                                                       185       169    9.5%      709      657     7.9%
Telesat                                                                   95        96     (1.0%)    327      321     1.9%
Other                                                                     2         22     (90.9%)   28       66      (57.6%)
Total Revenues                                                            282       287    (1.7%)    1,064    1,044   1.9%
EBITDA (3)
CGI                                                                       26        30     (13.3%)   101      97      4.1%
Telesat                                                                   47        52     (9.6%)    184      178     3.4%
Other                                                                     (1)       6      N.M.      4        15      (73.3%)
Total EBITDA                                                              72        88     (18.2%)   289      290     (0.3%)


Statements of Operations - Selected data - Historical trend

                                                                                   Total                                       Total
(Millions of dollars, except where otherwise    Q4 02     Q3 02   Q2 02    Q1 02   2002      Q4 01  Q3 01     Q2 01    Q1 01   2001
indicated)

Revenues
CGI                                             185       177     176      171     709       169    166       168      154     657
Telesat                                         95        77      78       77      327       96     80        74       71      321
Other                                           2         4       7        15      28        22     16        19       9       66
Total Revenues                                  282       258     261      263     1,064     287    262       261      234     1,044
EBITDA (3)
CGI                                             26        22      28       25      101       30     21        24       22      97
Telesat                                         47        44      46       47      184       52     48        41       37      178
Other                                           (1)       1       (1)      5       4         6      4         7        (2)     15
Total EBITDA                                    72        67      73       77      289       88     73        72       57      290
N.M.: not meaningful

See accompanying notes on pages 20-22

                                                              Accompanying Notes


(1) BCE is involved in the following operating businesses through its subsidiaries: Bell Canada; Bell Globemedia; and BCE Emergis. All other businesses are grouped in the BCE Ventures segment.


(a) Bell Canada segment

       ~ The Bell Canada segment provides connectivity to residential and business customers through wired and wireless voice and data communications, high-speed and wireless Internet access, direct-to-home satellite entertainment services, IP-broadband services, e-business solutions and local and long distance phone services.

           This segment reflects the consolidation of:

           ~    Bell Canada Holdings (BCH)
           ~    Aliant Inc.
           ~    ExpressVu Limited Partnership


(b) Bell Globemedia (BGM)

       ~ BGM is a Canadian multi-media company in the fields of broadcasting, print and the Internet. BGM provides integrated information, communications and entertainment services to Canadian customers and access to distinctive Canadian content. Through its various portal properties, Bell Globemedia also provides unique destinations for Internet users.

           This segment reflects the consolidation of:

           ~    CTV Inc.
           ~    The Globe and Mail
           ~    Bell Globemedia Interactive


(c) BCE Emergis

       ~ Represents BCE's 64.7% ownership in BCE Emergis Inc. BCE Emergis is a business-to-business (B2B) e-commerce infrastructure provider, strategically focusing on market leadership in the transaction-intensive eHealth and financial services sectors through its three strategic business units, eHealth Solutions Group, BCE Emergis - Canada and BCE Emergis - U.S.A.


(d) BCE Ventures

       ~ This segment reflects the proportionate consolidation of CGI Group Inc. (CGI), the consolidation of Telesat Canada (Telesat) and certain other BCE investments. CGI provides end-to-end information technology services and business solutions to customers in North America, Europe, Australia and Asia. Telesat delivers satellite business services primarily to North American companies.

(2) Effective January 1, 2002, BCE adopted the revised recommendations of CICA Handbook Section 1650, Foreign Currency Translation. The standards require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments were applied retroactively with restatement of prior periods.

      The CICA recently issued new Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Effective July 1, 2001, the standards require that all business combinations be accounted for using the purchase method. Additionally, effective January 1, 2002, goodwill and intangible assets with an indefinite life are no longer being amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment was charged to opening retained earnings. BCE's management allocated its existing goodwill and intangible assets with an indefinite life to its reporting units and completed the assessment of the quantitative impact of the transitional impairment test on its financial statements. In 2002, an impairment of $8,180 million was charged to opening retained earnings as of January 1, 2002, as required by the transitional provisions of the new CICA Handbook section 3062, relating to impaired goodwill of reporting units within Teleglobe ($7,516 million), Bell Globemedia ($545 million) and BCE Emergis ($119 million).

      In the fourth quarter of 2002, BCE completed its annual assessment of goodwill of all of its reporting units, as required by the provisions of CICA Handbook section 3062, and recorded a charge to pretax earnings of $770 million ($530 million after non-controlling interest) relating to impaired goodwill of reporting units within Bell Globemedia ($715 million) and Aliant ($55 million). The goodwill was written down to its fair value, which was determined based on estimates of discounted future cash flows and corroborated by market-related values.

      The primary factor contributing to the impairment at Bell Globemedia is a revised estimate of future cash flows that reflect management's decision to scale back its trials in convergence products and other non-core businesses, as well as current market conditions for the media business. The write-down at Aliant was determined to be appropriate in light of current market conditions and the recent weak performance of its information technology line of business.

      BCE consolidated results have been restated to reflect the results of Bell Canada International (BCI) and Teleglobe as discontinued operations. In addition, BCE no longer consolidates BCI and Teleglobe.

(3) Alternative Earnings Measures

      EBITDA is defined as operating revenues less operating expenses and therefore reflects earnings before interest, taxes, depreciation and amortization expense, as well as any non-recurring items. BCE uses EBITDA, amongst other measures, to assess the operating performance of its on-going businesses. The term "EBITDA" does not have a standardized meaning prescribed under Canadian Generally Accepted Accounting Principles
      (GAAP) or U.S. GAAP and therefore may not be comparable to similarly titled measures presented by other publicly traded companies. EBITDA should not be construed as the equivalent of net cash flows from operating activities.

(4) Excludes taxes paid in 2002 relating to the settlement of short-term forward contracts on approximately 47.9 million Nortel Networks common shares, as well as the sale of an equivalent number of Nortel Networks common shares, which are netted against proceeds from monetizations.

(5) Represents $355 million of Series P Retractable Preferred Shares, which are reflected in other long-term liabilities on the financial statements.

(6) Bell Canada's local market shares reflect losses to facilities-based competition only.

(7) Bell Canada restated its market estimates for the local business segment as a result of new information made available by the CRTC. Prior periods have been restated to reflect an increase in Bell Canada's local business market share.

(8) After reviewing its data revenue reporting methodologies, Bell Canada reclassified previously reported data legacy revenues to other revenue. Prior periods have been restated to reflect this reclassification.

      Legacy data revenues include digital transmission services such as MEGALINK TM, network access for Integrated Services Digital Network (ISDN) and Data, as well as, competitive network services and the sale of inter-networking equipment.

      Non-legacy data revenues include national and regional IP data, Internet, e-commerce and wireless data services.

(9) Digital equivalent access lines are derived by converting low capacity data lines (DS-3 and lower) to the equivalent number of voice grade access lines. Broadband equivalent access lines are derived by converting high capacity data lines (higher than DS-3) to the equivalent number of voice grade access lines.

          Conversion factors
     DS-0                           1
     Basic ISDN                     2
     Primary ISDN                   23
     DS-1, DEA                      24
     DS-3                           672
     OC-3                           2,016
     OC-12                          8,064
     OC-48                          32,256
     OC-192                         129,024
     10BaseT                        155
     100 BaseT                      1,554
     Gigabit E                      15,544




(10) DSL High Speed Internet subscribers include consumer, business and wholesale. Dial-up Internet subscribers include consumer and business.

(11) Includes allocation of selling costs from Bell Canada and excludes costs of migrating from analog to digital. Cost of Acquisition (COA) per subscriber for 2002 is reflected on a consolidated basis. COA per subscriber for 2001 reflects Bell Mobility only.

           Cautionary Statement Concerning Forward-Looking Statements

Certain statements made in this document which describe BCE's or its subsidiaries' intentions, expectations or predictions, including, without limitation, financial guidance concerning revenues, EBITDA and EPS, expected levels of productivity improvements and capital expenditures, and other statements that are not historical facts, are forward-looking statements and are subject to important risks, uncertainties and assumptions. The results or events predicted in these statements could differ materially from actual results or events.

Factors which could cause results or events to differ materially from current expectations include, among other things:

- general economic conditions, the level of consumer confidence and spending and the state of capital markets;
- the impact of adverse changes in laws or regulations or of adverse regulatory initiatives or proceedings (including the outcome of the appeal of the CRTC's price cap decision);
- the level of demand, including in particular by the enterprise sector, and prices, for products and services in the telecom (e.g., data, IP broadband and voice services), media and e-business markets;
- BCE's and its subsidiaries' ability to manage costs, generate productivity improvements and decrease capital intensity while maintaining quality of service;
- the intensity of competitive activity, from both traditional and new competitors, and its resulting impact on the ability to retain existing, and attract new, customers, and the consequent impact on pricing strategies, revenues and net income;
- the risk of lower returns on pension plan assets requiring increased pension expenses and potentially pension plan funding;
- the financial condition and credit risk of customers and uncertainties regarding collectibility of receivables;
- the availability and cost of capital required to implement BCE's and its subsidiaries' financing plans and fund capital and other expenditures;
- the ability to deploy new technologies and offer new products and services rapidly and achieve market acceptance thereof;
- the ability to package and cross sell various services offered by the BCE group of companies;
- the ability of the BCE group companies' strategies to produce the expected benefits and growth prospects;
-    stock market volatility;
- the availability of, and ability to retain, key personnel; and - the final outcome of pending or future litigation.

For additional information with respect to certain of these and other factors, refer to the Safe Harbor Notice Concerning Forward-Looking Statements dated December 18, 2002 filed by BCE with the U.S.

Securities and Exchange Commission, under Form 6-K, and with the Canadian securities commissions. The forward-looking statements contained in this document represent BCE's and its subsidiaries' expectations as of January 29, 2003 and, accordingly, are subject to change after such date. However, BCE and its subsidiaries disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Furthermore, forward-looking statements contained in this document do not reflect the potential impact of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced after January 29, 2003.